Exhibit 99.1

FOR IMMEDIATE RELEASE

BeLive Technology Joins Forces with Insight Lab to Unlock Real-Time Viewer Insights Across Asia

SINGAPORE, Aug. 5, 2025 /PRNewswire/ — BeLive Holdings (NASDAQ: BLIV), a global interactive live streaming & video solutions provider, has entered a strategic partnership with one of Japan’s leading data strategy firms INSIGHT LAB Inc., to bring real-time analytics, AI, and personalized viewer engagement to the next level.

Through this partnership, INSIGHT LAB will serve as BeLive’s official “Data Strategy Partner,” leveraging and analyzing vast amounts of data generated by BeLive’s live streaming solutions to enable more advanced data-driven services for retail brands, hospitality groups, government agencies and other organizations.

Together, the companies will strive to co-innovate data-driven features that power personalization, predictive commerce, and smarter decision-making for public and private sectors alike.

In recent years, live streaming has rapidly expanded across industries—from retail and entertainment to education and government—as a key channel for communication, with growing emphasis on differentiated user experiences and two-way engagement.

Businesses are no longer using live streaming solely as a basic broadcasting tool to expand reach; they’re increasingly viewing it as a real-time touchpoint for customer understanding.

By combining BeLive’s scalable tech and UX expertise with INSIGHT LAB’s experience across 600+ data and AI projects, the partnership aims to bridge this gap, create new value in the live streaming space, and set a new standard for live, personalized, data-first experiences.

“In the era of data-driven business evolution, live streaming is a critical interface. Through our partnership with BeLive, we aim to deepen real-time customer understanding and enhance experience value, expanding the possibilities of data-driven business management,” said Isao Toyama, CEO of INSIGHT LAB Inc.

The scope of the partnership will include:

1.	Data Strategy Consulting
○	Formulation of analytics strategies for real-time data generated from BeLive’s live streaming platform
○	Proposals for data utilization initiatives to analyze viewer behavior and optimize engagement
2.	Scalable Data Infrastructure
○	Design and implementation of a unified data platform to manage high-volume live stream data
○	Real-time processing to enable instant stream optimization and dynamic decision-making
3.	AI and Machine Learning Applications
○	Audience preference analysis and enhanced personalization features
○	Development of purchase prediction models for live stream commerce
4.	Co-Developed Tools for Enterprises
○	Advanced performance measurement of live streaming campaigns
○	Joint development of marketing analytics tools for retail, education, and public sectors
5.	Japan Market Expansion
○	INSIGHT LAB will serve as a local distributor and sales support for BeLive’s live streaming solutions
○	Rollout of customized, white-label live commerce platforms for Japanese enterprises

The two companies will also collaborate on initiatives such as joint development of AI models, data structuring and visualizing systems, and co-hosting seminars and sales activities focused in Japan and broader Asia.

“This partnership marks a major step forward for BeLive as we strive to personalize viewing experiences and create valuable feedback loops,” commented Kenneth Tan, CEO of BeLive Technology. “We look forward to leveraging INSIGHT LAB’s capabilities in data strategy and technology to deliver measurable business impact for our customers.”

About BeLive Technology

BeLive Technology is the leading provider of customized live streaming and video solutions in Southeast Asia. Headquartered in Singapore, the Company powers interactive video commerce experiences for brands, retailers, and platforms across global markets. With a scalable SaaS infrastructure and deep expertise in live engagement, BeLive enables businesses to leverage interactive live commerce for enhanced customer interaction, conversion, and brand loyalty, without the complexity of building their own infrastructure and technology stack. The company is IMDA SG Digital (SG:D) Accredited and live streams powered by BeLive have reached more than 100 million viewers worldwide, amounting to more than 50 million hours of content.

For more information, please visit: https://belive.technology

About INSIGHT LAB Inc.

INSIGHT LAB Inc. is a Tokyo-based data solutions company specializing in data strategy, analytics infrastructure, AI integration, and digital transformation. Since its founding in 2005, the company has supported over 600 organizations across industries by delivering end-to-end data services, from strategy formulation and data visualization to machine learning and predictive analytics.

With a nationwide presence and R&D centers in Niigata and other regional hubs, INSIGHT LAB combines technical expertise with local impact. Its team of certified engineers and consultants brings deep knowledge in BI tools, data platforms, and AI technologies.

INSIGHT LAB is a DX Certified Company under Japan’s Ministry of Economy, Trade and Industry (METI), recognized for advancing Digital Transformation (DX). It is also a Great Place to Work® and part of the J-Startup NIIGATA program, committed to making data accessible, actionable, and transformative for businesses and society.

To learn more, visit https://www.insight-lab.co.jp

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “aim,” “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information, please contact:

Investor Relations

BeLive Holdings

IR@belive.sg

www.belive.sg